UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments’ Chief Financial Officer, Dror David, to Participate in the 2nd Annual Midtown CAP Summit”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

Nova Measuring Instruments’ Chief Financial Officer, Dror David, to
Participate in the 2nd Annual Midtown CAP Summit

Rehovot, Israel, December 2, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that its CFO, Mr. Dror David, will be participating in the 2nd Annual Midtown CAP Summit on Wednesday, December 11, 2013 at the Marriott Marquis Hotel in New York, New York.

The Midtown CAP Summit is hosted by executive management from participating companies and will feature a “round-robin” format consisting of a series of small group meetings.

The Midtown CAP Summit is by invitation only and is open to accredited investors and publishing research analysts.  Investors or analysts interested in attending should contact the Summit’s co-chairs, Laura J. Guerrant-Oiye (lguerrant@guerrantir.com) at (808) 882 1467 or Claire E. McAdams (claire@headgatepartners.com) at (530) 265-9899.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.